SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 September 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated
                re:  Directorate Change

101/10                                                                                                                      20 September 2010

LLOYDS BANKING GROUP ANNOUNCES GROUP CHIEF EXECUTIVE'S INTENTION TO RETIRE

Eric Daniels, Group Chief Executive of Lloyds Banking Group, has informed the Board of his intention to retire in a year's time.

The Board is grateful to have been given time to conduct an extensive search and appoint a successor.  It will be forming a Committee, headed by Sir Win Bischoff, to conduct the search.  The Committee will consider candidates internally, externally and on an international basis to lead the next phase of the development of Lloyds Banking Group.

Eric has agreed to continue as Group Chief Executive until the search process is successfully completed.

Sir Win Bischoff said: "The entire Board and I are grateful to Eric for his leadership as Chief Executive since June 2003, particularly since the announcement of the acquisition of HBOS in September 2008.  The successful integration of the two companies and the sooner than expected return to profitability of the enlarged Lloyds Banking Group are testament to his disciplined and vigorous leadership during a time of unprecedented financial turmoil.  It is to Eric's credit that Lloyds Banking Group is in such an excellent position for the next phase of its development.

"I have seen first-hand and value greatly the considerable management, banking and organisational expertise Eric has brought to Lloyds Banking Group as Chief Executive.  On a personal note I shall miss an outstanding colleague, his passion for the Group and his commitment to its customers and employees."

Eric Daniels said: "It has been a tremendous honour and a privilege to lead our many talented and dedicated people over the last seven years.  I am grateful to have been given the opportunity to create the new Group and to set Lloyds well on its way to becoming the best bank for all our stakeholders including our customers, shareholders and employees."

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Media Relations
Brigitte Trafford                                                                      +44 (0) 20 7356 1008
Group Communications Director
Email: brigitte.trafford@lloydsbanking.com

Sara Evans                                                                            +44 (0) 20 7356 2075
Media Relations Manager
Email: sara.evans2@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group's or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:   20 September 2010